UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On April 20, 2023, SMX (Security Matters) Public Limited Company (the “Company”) issued a press release to announce, for Earth Day (22 April), the world’s largest environmental movement day, its part in the global sustainability effort by enabling companies and industries to comply with plastic regulations as they endeavour to meet their business goals and make plastic green. Using the Company’s platform that combines physical mark, track and trace solution and a digital twin blockchain platform solution, plastic products of any shape, size and/or color can store key information to detect & quantify:

●	Loop Counts - The number of times the polymer has been recycled
●	Amount of recycled content percentage
●	The brand owner’s name

Furthermore, the recent Frost and Sullivan Market Analysis report on the Company, which projects the price target range of the Company’s shares to be US$6.50 per share, states that recycled plastic packaging is expected to grow to 102 Mn tons by 2023, equating to a US$102Bn industry. Further, the report also states that “PET, HDPE, LDPE, PVC and PP recycling rates will increase to 66.8%, 57%, 36% 48% and 47.1% respectively”.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

Exhibit Number	Description

99.1	Press Release dated April 20, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 20, 2023

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer